Contact

www.linkedin.com/in/laurie-tezza-aa715731 (LinkedIn)

Top Skills

Entrepreneurship
Entrepreneurship Development
Consulting

Laurie Tezza

Managing ModVans, a modern, multipurpose vehicle manufacturing startup that is redefining RVs.
Oxnard

Summary

MBA, MA in Sociology. Experienced, adaptable, resourceful. A motivated and competent self-starter, always determined to produce results thoroughly, efficiently, and effectively. Experience in start-up development and support, consulting, project management, marketing, customer relations, website content development, and search engine optimization.

Experience

ModVans
Director of Operations
October 2017 - Present (4 years 9 months)
Ventura, CA

ModVans is a newcomer to the camper van industry. We are a currently a team of four who are working diligently toward making a mark with a newish van concept, one that is both modern and modular. Click the links below to visit our website or to watch our amazing demo video.

KMJ Accounting Services
Associate
January 2017 - October 2017 (10 months)
Oxnard, CA

Getting to know current clients and learning the ins and outs of their businesses so we can determine how to best serve them as KMJ grows and diversifies its services.

Alameda County Community Food Bank
Service Corps Consultant
January 2016 - May 2016 (5 months)
Oakland, CA

As a member of a pro-bono consulting team for non-profit organizations, I and my associate were tasked with creating a segmentation model to identify strategic partners who have the capacity to help the Alameda

County Community Food Bank (ACCFB) reach its goal of eliminating hunger in Alameda County by 2018. In partnership with the ACCFB director of Operations and the Executive Director, we determined the scope of the project as well as additional future objectives. As a result of researching segmentation models and food service programs for food banks around the country as well as evaluating current food distribution agencies, we were able to compile a list of relevant indicators that could inform ACCFB's expansion goals.

Centro Community Partners
MBA Advisor
August 2015 - January 2016 (6 months)
Oakland, CA

I was partnered with an aspiring entrepreneur to guide the development of his business plan. We identified and defined mission, vision, goals, and values; evaluated his financial position and made a plan to improve it; planned and implemented a comprehensive marketing strategy including an online presence and social media; and created a presentation to pitch my client's plan for an audience of funders and strategists.

JibeBuy
Product Development and Marketing Agent
August 2013 - August 2015 (2 years 1 month)
Berkeley, CA

As part of a start-up team, my contributions to the JibeBuy marketing campaign were broad. The mission required engagement in multiple creative processes, including identifying critical application features, delineating user experience design, website design, and developing marketing materials. Attracting users was the most crucial marketing objective, requiring the expansion of our online presence, redesigning our social media strategy, promoting contests, and engaging in face-to-face interaction with the public via awareness campaigns on campus, in coffee shops, and at local business networking events.

Education

Mills College
MBA, Business Administration and Management, General; Public Policy Analysis · (2014 - 2016)

Georgia State University

Master of Arts (MA), Sociology · (1994 - 1999)

Georgia State University

Bachelor of Science (BS), Psychology · (1986 - 1991)